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                           September 28, 2021

       Eric Soyer
       Chief Financial Officer
       ERYTECH Pharma, Inc.
       One Main Street, Suite 1150
       Cambridge, Massachusetts 02142

                                                        Re: ERYTECH Pharma,
Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed September 21,
2021
                                                            File No. 333-259690

       Dear Mr. Soyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Courtney T. Thorne,
Esq.